Exhibit 99.1

February 22, 2021

Dear Shareholder:

Spartan Delta Corp. (“Spartan”) is offering to purchase all of the common shares of Inception Exploration Ltd. (“Inception Shares”) for an aggregate purchase price of 23,734,384 common shares of Spartan (“Spartan Shares”), on the terms and conditions set out in the offer accompanying this letter (the “Spartan Offer”). Each holder of Inception Shares shall be entitled to receive their pro rata share of the purchase price based on the number of Inception Shares issued and outstanding as of the closing date.

Spartan is an oil and gas exploration and production company whose core land holdings are concentrated in the Deep Basin of west central Alberta. The Spartan Shares trade on the TSX Venture Exchange under the trading symbol “SDE” and further information with respect to Spartan is available on its website at www.spartandeltacorp.com and on its SEDAR profile at www.sedar.com.

The Board of Directors of Inception has determined that the Spartan Offer is in the best interests of Inception and has approved Inception entering into a pre-acquisition agreement dated February 16, 2021 between Inception and Spartan (the “Pre-Acquisition Agreement”), which provides for the making of the Spartan Offer by Spartan on certain terms and conditions and the support of Inception by, among other things, providing certain customary representations and warranties to Spartan and agreeing to certain customary interim covenants relating to the business of Inception. Copies of the press release describing the Offer and the Pre-Acquisition Agreement are available on Spartan’s SEDAR profile at www.sedar.com.

Among other conditions, the Spartan Offer is conditional upon at least 90% of the outstanding Inception Shares being validly and irrevocably deposited under the Spartan Offer. ARETI Energy Ltd., which currently holds approximately 98% of the outstanding Inception Shares, has agreed to irrevocably deposit its Inception Shares to the Spartan Offer such that this minimum tender condition will be met.

We encourage you to carefully read the accompanying Spartan Offer. It is important and requires your immediate attention. If you have any questions with respect to the Spartan Offer, you may contact the depositary, Odyssey Trust Company, as set forth in the accompanying letter of transmittal.

Yours truly, INCEPTION EXPLORATION LTD. (signed) “Steve J. Lowden” Steve J. Lowden Chairman of the Board